October 8 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Mail Stop 3561

U.S.A.

(By Courier)

Attn:	Mr. William Choi

Tel: (202) 551-3716

Our Ref: GF06307/PCKT

Re:	CLP Holdings Limited

Form 20-F for fiscal year ended December 31, 2006

Filed June 22, 2007

File No. 333-08176

Dear Mr. Choi,

Thank you for your letter of September 26, 2007, which we only received on October 5, 2007.

To enable us to provide detailed response to your comments, we would request your permission to extend the reply date to October 18, 2007.

For prompt communication, you may contact us by telephone (852) 2678 8223 or fax (852) 2678 8186.

Thank you for your attention.

Peter P.W. Tse

Group Executive Director & CFO